Exhibit 99.1

Medigus’ Drones Safety Company, ParaZero (PRZO), to Commence Trading on Nasdaq Today

ParaZero Announces Initial Public Offering (IPO) Pricing of $7.8 million

Tel Aviv, Israel, July 27, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that ParaZero Technologies Ltd. (PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, of which Medigus has a 40% ownership stake, has completed pricing of $7.8 million as part of Initial Public Offering (“IPO”) and will commence trading on Nasdaq today, July 27, 2023, under the symbol PRZO.

Medigus is participating in the IPO and will hold 33% of ParaZero following the IPO’s closing.

ParaZero is a drone safety company that is focused on drone safety systems and engaged in the business of designing, developing and providing best-in-class autonomous parachute safety systems for commercial drones, also known as unmanned aerial systems or UAS. ParaZero’s team comprises of a group of aviation professionals, together with veteran drone operators, to address the drone industry’s safety challenges. The company’s vision is to enable the drone industry to realize its greatest potential through increasing safety and mitigating operational risk.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Fuel Doctor Holdings, Inc. is also a part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com